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                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                      (Amendment No. __) *




                    Central Bancorp, Inc.
        --------------------------------------------------
                        (Name of Issuer)



             Common Stock, par value $1.00 per share
        --------------------------------------------------
                 (Title of Class of Securities)



                          152418 10 9
                      --------------------
                         (CUSIP Number)



                       May 15, 2000
      -----------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)**

     [ ]  Rule 13d-1(d)

_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reporting Person exceeded 5% ownership of Issuer's Common
Stock due to Stock Repurchases made by the Issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Page 1 of 5 pages
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CUSIP No. 152418 10 9             13G         Page 2 of 5 Pages


1.   NAMES OF REPORTING PERSONS:

     John D. Doherty


     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Not applicable.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [   ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America.

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER:               94,066*

6.   SHARED VOTING POWER:              9,954

7.   SOLE DISPOSITIVE POWER:          94,066

8.   SHARED DISPOSITIVE POWER:         9,954

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                         104,020*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.67%**

12.  TYPE OF REPORTING PERSON:   IN


*The amount shown includes 38,066 shares which may be acquired by Mr. Doherty upon the exercise of options within 60 days of the date hereof.

**Assumes all 38,066 shares subject to options exercisable within 60 days have been exercised.

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                                              Page 3 of 5 Pages


                  Securities and Exchange Commission
                        Washington, D.C.  20549

ITEM 1(a)  NAME OF ISSUER.
           Central Bancorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           399 Highland Avenue
           Somerville, Massachusetts 02144

ITEM 2(a)  NAME OF PERSON(S) FILING.
           John D. Doherty (the "Reporting Person")

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Central Bancorp, Inc.
           399 Highland Avenue
           Somerville, Massachusetts 02144

ITEM 2(c)  CITIZENSHIP.
           United States of America

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $1.00 per share.

ITEM 2(e)  CUSIP NUMBER.
           152418 10 9

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:
           Not applicable.

ITEM 4.  OWNERSHIP.

         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for the Reporting Person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for the Reporting
               Person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for the Reporting Person.

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                                              Page 4 of 5 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

         Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                              Page 5 of 5 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 15, 2000                     /s/  John D. Doherty
                                       -------------------------
                                       John D. Doherty